EXHIBIT 3.1

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED BY-LAWS

OF

BOSTON PROPERTIES, INC.

Article V, Section 5.9 of the Second Amended and Restated By-laws of Boston Properties, Inc. is hereby deleted in its entirety and replaced with the following:

“5.9 President. The President shall, subject to the direction of the Board of Directors, have general supervision and control of the Corporation’s business. If there is no Chairman of the Board or if he or she is absent, the President shall preside, when present, at all meetings of stockholders. The President shall have such other powers and perform such other duties as the Board of Directors may from time to time designate.”

Effective as of May 20, 2014.